2:33 PM

02/20/18

Accrual Basis

SlingFin, Inc.
Balance Sheet
As of December 31, 2017

	Dec 31, 17
ASSETS	
Current Assets	
Checking/Savings	
Cooperative Center Credit Union	1,577.75
Savings - CC Credit Union	25.00
Total Checking/Savings	1,602.75
Accounts Receivable	
Accounts Receivable	1,077.11
Total Accounts Receivable	1,077.11
Other Current Assets	
Accrued Assets	39,850.00
Inventory Asset	146,085.25
Martin Zemitis--cash	-9,685.25
Tim Baka--cash	2,479.22
Undeposited Funds	1,101.72
Total Other Current Assets	179,830.94
Total Current Assets	182,510.80
Fixed Assets	
Furniture and Equipment	1,611.57
Patent and IP	3,400.00
Total Fixed Assets	5,011.57
TOTAL ASSETS	**187,522.37**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Devo CC	106.16
Robert Link CC	24.68
Sibylle Paid CC	155.37
Total Credit Cards	286.21
Other Current Liabilities	
City of Berkeley Loan	54,829.04
Prepayment for Link Expedition	4,945.00
Sales Tax Payable	832.71
Total Other Current Liabilities	60,606.75
Total Current Liabilities	60,892.96
Long Term Liabilities	
Loans to be Reimbursed	394,083.00
Total Long Term Liabilities	394,083.00
Total Liabilities	454,975.96
Equity	
Common Stock	35,034.81
Opening Balance Equity	3,614.11
Preferred Stock	249,000.00
Retained Earnings	-589,130.26
Wefunder Investors	105,927.00
Net Income	-71,899.25
Total Equity	-267,453.59
TOTAL LIABILITIES & EQUITY	**187,522.37**

2:32 PM

02/20/18

Accrual Basis

SlingFin, Inc.
Profit & Loss
January through December 2017

	Jan - Dec 17
Ordinary Income/Expense	
Income	
Dividend Credit	15.44
Sales	39,748.51
Sales - dealer	77,437.62
Sales Delivery--Freight	4,108.76
Total Income	121,310.33
Cost of Goods Sold	
COG--Commissions	19.97
COG--Duty	1,962.66
COG--Finished Goods	44,796.15
COG--Freight and Shipping	4,534.87
COG--Merchant Account Fees	1,651.63
COG--Wire fee/Bank Charges	1,322.73
Finished Goods Inventory	19,521.10
Total COGS	73,809.11
Gross Profit	47,501.22
Expense	
Bank Service Charges	464.00
Cash advance--Nolan/sales	930.00
Charitable Contributions	550.00
Computer and Internet Expenses	2,062.22
Consulting	2,500.00
Contractor Expense	39,191.25
Design Services	11.60
Education	50.00
Event Expense	42.06
Expense Reimbursement	0.00
Facility Expense	12.47
Insurance Expense	3,132.92
Interest Expense	8,589.08
Late fee	80.00
Licenses and Fees	146.84
Marketing	5,509.87
Material Loss	5,325.20
Meals and Entertainment	329.84
Miscellaneous Expense	99.97
Office Supplies	336.91
Postage and Delivery	1,611.49
Product Repair	307.19
Product Samples Expense	1,877.08
Rent Expense	29,385.70
Repairs and Maintenance	227.13
Research and Development	592.59
Sales expense	126.38
Sales Tax	334.88
Sample Materials	8,303.85
Sample Materials--Freight/Duty	883.02
Trade Show	57.69
Travel Expense	2,611.33
Utilities	185.00
Warehouse	220.18
Wefunder fee	3,212.73
Wire fee	100.00
Total Expense	119,400.47
Net Ordinary Income	-71,899.25
Net Income	**-71,899.25**